UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

RSC HOLDINGS INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
74972L 102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS RSC Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,587,204(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,587,204(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,587,204(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%(2)

12	TYPE OF REPORTING PERSON

	OO
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Ripplewood Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,587,204(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,587,204(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,587,204(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%(2)

12	TYPE OF REPORTING PERSON

	PN
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Ripplewood Partners II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,587,204(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,587,204(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,587,204(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%(2)

12	TYPE OF REPORTING PERSON

	PN
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS RP II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,174,816(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,174,816(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,174,816(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%(2)

12	TYPE OF REPORTING PERSON

	OO
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS RSC Acquisition II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,587,612(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,587,612(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,587,612(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.5%(2)

12	TYPE OF REPORTING PERSON

	OO
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Collins Family Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,174,816(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,174,816(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,174,816(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%(2)

12	TYPE OF REPORTING PERSON

	PN
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Collins Family Partners Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,174,816(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,174,816(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,174,816(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%(2)

12	TYPE OF REPORTING PERSON

	CO
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

CUSIP No.	74972L 102

1	NAMES OF REPORTING PERSONS Timothy Collins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		8,174,816(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,174,816(1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,174,816(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%(2)

12	TYPE OF REPORTING PERSON

IN
(1) See Item 4 below.
(2) Based on 103,412,561 shares outstanding.

9

Item 1.

Item 1(a) Name of issuer: RSC Holdings Inc.

Item 1(b) Address of issuer’s principal executive offices:	6929 E. Greenway Parkway
Scottsdale, AZ 85254
Item 2.
Item 2(a) Name of Person Filing:

Name of Person Filing	Address	Citizenship
RSC Acquisition LLC	1 Rockefeller Plaza, 32nd Floor New York, NY 10020	Delaware

Ripplewood Partners II, L.P.	1 Rockefeller Plaza, 32nd Floor New York, NY 10020	Delaware

Ripplewood Partners II GP, L.P.	1 Rockefeller Plaza, 32nd Floor New York, NY 10020	Delaware

RP II GP, LLC	1 Rockefeller Plaza, 32nd Floor New York, NY 10020	Delaware

RSC Acquisition II LLC	1 Rockefeller Plaza, 32nd Floor New York, NY 10020	Delaware

Collins Family Partners, L.P.	1 Rockefeller Plaza, 32nd Floor New York, NY 10020	Delaware

Collins Family Partners Inc.	1 Rockefeller Plaza, 32nd Floor New York, NY 10020	Delaware

Timothy Collins	1 Rockefeller Plaza, 32nd Floor New York, NY 10020	USA
RSC Acquisition LLC, Ripplewood Partners II, L.P., Ripplewood Partners II GP, L.P., RP II GP, LLC, RSC Acquisition II LLC, Collins Family Partners, L.P., Collins Family Partners Inc. and Timothy Collins have entered into a Joint Filing Agreement, dated February 16, 2010, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.
Item 2(b) Address or Principal Business Office or, if none, Residence: See Item 2(a) above.
Item 2(c) Citizenship: See Item 2(a) above.
Item 2(d) Title of class of securities: Common Stock, no par value
Item 2(e) CUSIP Number: 74972L 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See below.
(b)	Percent of class: See below.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See below.
(ii)	Shared power to vote or to direct the vote: See below.

(iii)	Sole power to dispose or to direct the disposition of: See below.

(iv)	Shared power to dispose or to direct the disposition of: See below.

As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of RSC Holdings Inc. listed opposite its name:

Reporting Person	Amount Beneficially Owned		Percent of Class(a)
RSC Acquisition LLC	5,587,204		5.4%

Ripplewood Partners II, L.P.	0	(b)	0%

Ripplewood Partners II GP, L.P.	0	(b)	0%

RP II GP, LLC	0	(b)(c)	0%

RSC Acquisition II LLC	2,587,612		2.5%

Collins Family Partners, L.P.	0	(b)(c)	0%

Collins Family Partners Inc.	0	(b)(c)	0%

Timothy Collins	0	(b)(c)	0%

(a)	Based on 103,412,561 shares outstanding.

(b)	Excludes 5,587,204 shares held by RSC Acquisition LLC, whose sole member is Ripplewood Partners II, L.P., whose general partner is Ripplewood Partners II GP, L.P., whose general partner is RP II GP, LLC. Ripplewood Partners II, L.P., Ripplewood Partners II GP, L.P. and RP II GP expressly disclaim beneficial ownership of the shares held by RSC Acquisition LLC, as well as the shares held by RSC Acquisition II LLC. The sole member of RP II GP, LLC is Collins Family Partners, L.P., who is managed by its general partner, Collins Family Partners Inc. Timothy Collins, as the president and sole shareholder of Collins Family Partners Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by RSC Acquisition LLC. Collins Family Partners, L.P., Collins Family Partners Inc. and Mr. Collins expressly disclaim beneficial ownership of the shares held by RSC Acquisition LLC, as well as the shares held by RSC Acquisition II LLC.

(c)	Excludes 2,587,612 shares held by RSC Acquisition II LLC, who is managed by RP II GP, LLC. The sole member of RP II GP, LLC is Collins Family Partners, L.P, who is managed by its general partner, Collins Family Partners Inc. Timothy Collins, as the president and sole shareholder of Collins Family Partners Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by RSC Acquisition II, LLC. RP II GP, Collins Family Partners, L.P., Collins Family Partners Inc. and Mr. Collins expressly disclaim beneficial ownership of the shares held by RSC Acquisition II LLC, as well as the shares held by RSC Acquisition LLC.

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
Each of RSC Acquisition LLC and RSC Acquisition II LLC (the “Ripplewood Funds”) is a party to an Amended and Restated Stockholders Agreement, dated as of May 29, 2007 (as amended on August 24, 2009, the “Stockholders Agreement”), among the Ripplewood Funds, OHCP II RSC, LLC, OHCMP II RSC, LLC, OHCP II RSC COI, LLC (collectively, the “Oak Hill Funds”), Atlas Copco Finance S.à.r.l. (“ACF”), RSC Holdings Inc. and certain members of RSC Holdings Inc.’s management. Subject to certain conditions, the Stockholders Agreement requires the parties to vote their shares of the common stock of RSC Holdings Inc. (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement and places certain restrictions on transfers by the parties thereto. The aggregate number of shares of Common Stock beneficially owned collectively by the Ripplewood Funds, the Oak Hill Funds and ACF is 53,746,719, which represents approximately 51.97% of the outstanding common stock of RSC Holdings Inc. The stock ownership reported for the Ripplewood Funds does not include any shares owned by other parties to the Stockholders Agreement. Each of the Ripplewood Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.
N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

RSC ACQUISITION LLC

	By:	Ripplewood Partners II, L.P. its Sole Member

	By:	Ripplewood Partners II GP, L.P. its General Partner

	By:	RP II GP, LLC its General Partner

Date: February 16, 2010

	By:	/s/ Christopher P. Minnetian Name: Christopher P. Minnetian
Title: Secretary

RSC ACQUISITION II LLC

	By:	RP II GP, LLC its Manager

Date: February 16, 2010

	By:	/s/ Christopher P. Minnetian Name: Christopher P. Minnetian
Title: Secretary

RIPPLEWOOD PARTNERS II, L.P.

	By:	Ripplewood Partners II GP, L.P. its General Partner

	By:	RP II GP, LLC its General Partner

Date: February 16, 2010

	By:	/s/ Christopher P. Minnetian Name: Christopher P. Minnetian
Title: Secretary

RIPPLEWOOD PARTNERS II GP, L.P.

	By:	RP II GP, LLC its General Partner

Date: February 16, 2010

	By:	/s/ Christopher P. Minnetian Name: Christopher P. Minnetian
Title: Secretary

RP II GP, LLC

Date: February 16, 2010

	By:	/s/ Christopher P. Minnetian Name: Christopher P. Minnetian
Title: Secretary

COLLINS FAMILY PARTNERS, L.P.

	By:	Collins Family Partners Inc. its General Partner

Date: February 16, 2010

	By:	/s/ Christopher P. Minnetian Name: Christopher P. Minnetian
Title: Secretary

COLLINS FAMILY PARTNERS INC.

Date: February 16, 2010

	By:	/s/ Christopher P. Minnetian Name: Christopher P. Minnetian
Title: Secretary

TIMOTHY COLLINS

Date: February 16, 2010

/s/ Timothy Collings Name: Timothy Collins